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Exhibit 99.4

FOR IMMEDIATE RELEASE

DragonWave Inc. Reports Fourth Quarter and Full Fiscal Year 2014 Results

Ottawa, Canada, May 14, 2014 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year, ended February 28, 2014. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

Revenue for the fourth quarter of fiscal year 2014 was $17.9 million, compared with $22.2 million in the third quarter of this fiscal year and $28.3 million in the fourth quarter of the prior fiscal year. Revenue from the Nokia channel (formerly called Nokia Solutions and Networks) represented 68% of revenue in the fourth quarter of this fiscal year, versus 51% in the third quarter of this fiscal year and 61% in fourth quarter of the prior fiscal year.

Gross margin for the fourth quarter of fiscal year 2014 was 14.5%, compared with 11.1% in the third quarter of this fiscal year and 5.3% in the fourth quarter of fiscal year 2013.

Net loss applicable to shareholders in the fourth quarter of fiscal year 2014 was $11.6 million or ($0.20) per basic and diluted share. This compares to a net loss applicable to shareholders of $5.5 million or ($0.12) per basic and diluted share in the third quarter of this fiscal year and a net loss applicable to shareholders of $27.2 million or ($0.71) per basic and diluted share in the fourth quarter of fiscal year 2013.

"We are deep into the first quarter of fiscal year 2015, and we see an inflection in demand which allows me to anticipate Q1 revenue growth of approximately 50% over Q4 fiscal year 2014." said DragonWave President and CEO Peter Allen. "I am pleased that there are contributions to this growth from both the Nokia channel and our direct business, and the funnel for both is improving."

Cash and cash equivalents totaled $19.0 million at the end of the fourth quarter of fiscal year 2014, compared to $23.5 million at the end of the third quarter, and $23.0 million at the end of the fourth quarter of fiscal year 2013.

Revenue for the full fiscal year 2014 was $90.0 million, compared with $123.9 million for the prior fiscal year. Net loss applicable to shareholders for the full fiscal year 2014 was $34.2 million or ($0.83) per basic and diluted share, compared with a net loss applicable to shareholders of $54.7 million or ($1.46) per basic and diluted share in the prior fiscal year.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on May 15, 2014.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202
International Dial-in: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q1 FY2015 revenues and the funnel for both direct sales and the Nokia channel. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry, the timing of orders and deliveries, revenues and expenses, and constraints in the supply chain. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Forward-looking statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated May 14, 2014 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Contacts:

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext. 2424	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at February 28, 2014	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	18,992	22,959
Trade receivables	17,408	35,452
Inventory	30,416	32,722
Other current assets	5,909	6,077
Contingent receivable	—	13,843
Deferred tax asset	69	69

	72,794	111,122
Long Term Assets
Property and equipment	3,168	7,444
Deferred tax asset	1,536	1,581
Deferred financing cost	60	149
Intangible assets	1,635	2,771
Goodwill	11,927	11,927

	18,326	23,872
Total Assets	91,120	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	29,964	56,962
Debt facility	—	15,000
Deferred revenue	984	1,163
Capital lease obligation	1,795	3,251
Contingent liabilities	—	255

	32,743	76,631
Long Term Liabilities
Debt facility	15,000	—
Capital lease obligation	—	1,451
Warrant liability	1,360	—
Other long term liabilities	574	783
Contingent liabilities	—	519

	16,934	2,753
Shareholders' equity
Capital stock	198,593	179,429
Contributed surplus	7,118	6,047
Deficit	(154,505)	(120,197)
Accumulated other comprehensive loss	(9,682)	(9,685)

Total Shareholders' equity	41,524	55,594
Non-controlling interests	(81)	16

Total Equity	41,443	55,610
Total Liabilities and Equity	91,120	134,994

Shares issued & outstanding	58,008,746	38,048,297

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

	Three months		Year Ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
REVENUE	17,857	28,294	90,011	123,877
Cost of sales	15,268	26,807	79,348	104,376

Gross profit	2,589	1,487	10,663	19,501

EXPENSES
Research and development	4,863	7,713	19,948	34,020
Selling and marketing	3,165	4,138	13,201	16,088
General and administrative	3,762	6,600	17,087	26,601

	11,790	18,451	50,236	76,709

Loss before amortization of intangible assets and other items	(9,201)	(16,964)	(39,573)	(57,208)
Amortization of intangible assets	(404)	(845)	(1,900)	(3,748)
Accretion expense	(48)	(56)	(222)	(124)
Restructuring expense	—	(448)	—	(2,085)
Interest expense	(440)	(451)	(1,750)	(1,662)
Impairment of intangible assets	—	(5,388)	—	(13,812)
Warrant issuance expenses	—	—	(662)	—
Gain/(loss) on change in estimate	(553)	—	2,759	6,958
Gain on contract amendment	—	—	5,702	—
Gain on purchase of business	—	—	—	19,397
Fair value adjustment — warrant liability	(352)	—	3,235	—
Loss on sale of assets	—	(2,827)	—	(2,827)
Foreign exchange (loss) gain	(311)	145	(1,530)	23

Loss before income taxes	(11,309)	(26,834)	(33,941)	(55,088)
Income tax expense (recovery)	128	428	398	(81)

Net Loss	(11,437)	(27,262)	(34,339)	(55,007)
Net Loss Attributable to Non-Controlling Interest	(162)	81	97	258

Net Loss applicable to shareholders	(11,599)	(27,181)	(34,242)	(54,749)
Net loss per share
Basic and Diluted	(0.20)	(0.71)	(0.83)	(1.46)
Weighted Average Shares Outstanding
Basic and Diluted	57,062,936	38,043,594	41,438,383	37,495,818

QuickLinks

  Exhibit 99.4
DragonWave Inc. Reports Fourth Quarter and Full Fiscal Year 2014 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts